SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On July 19, 2022, MediWound Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following 9 proposals:

(1)
To re-elect each of Messrs. Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent, non-external directors), and elect Mr. Sharon Malka (as a new non-external director), to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve an amendment to the form of indemnification letter to which the Company is party with its current and future directors and executive officers.

(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2022 through March 31, 2023.

(5)
To approve grants of options to purchase 75,000 ordinary shares for the Company’s Executive Chairman of the Board, and options to purchase 37,500 ordinary shares for each of the Company’s other directors.

(6)	To approve payment of an annual cash bonus to Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer, in respect of his performance in 2021.

(7)	To approve the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which terms will be effective as of July 1, 2022.

(8)	To approve payment of a cash severance payment to Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer.

(9)	To approve active director service terms for Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on June 9, 2022. On June 10, 2021, the record date for the Meeting (the “Record Date”), there were 33,140,633 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 15,993,884 of the Company’s outstanding ordinary shares, representing approximately 47% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s amended and restated Articles of Association, the Meeting was properly convened and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law, 5759-1999 and the Company’s amended and restated Articles of Association, each of Proposals 1 through 9 was approved.

The contents of this Form 6-K are incorporated by reference into the Company’s registration statements on Form S-8 (SEC file numbers 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635 and 333-255784) and Form F-3 (SEC file number 333-265203).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2022	MEDIWOUND LTD. By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Officer